

December 9, 2011

Via E-mail
John Gorman
Executive Vice President
Health Enhancement Products, Inc.
7740 East Evans Road
Scottsdale, Arizona 85260

> **Re:**   **Health Enhancement Products, Inc.**
> **Form 10-K**
> **Filed April 15, 2011**
> **File No. 000-30415**

Dear Mr. Gorman:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed April 15, 2011

Business Development, page 5

1. We note your disclosure that you have an exclusive distributorship agreement with Ceptazyme to distribute your product ProAlgaZyme. Please revise your disclosure to describe all of the material terms of the agreement, including, but not limited to, minimum payment provisions, royalty rates, payment for the exclusive right to distribute for periods after December 31, 2010 and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Patents and Proprietary Rights, page 7

2. Please clarify whether your one issued patent, U.S. Patent No. 7807,622, relates to your sole commercial product, ProAlgaZyme. If so, please revise your disclosure to include this information and provide the expiration date of the patent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director